UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January and February 2025

Commission File Number 001-42413

REAL MESSENGER CORPORATION

695 Town Center Drive, Suite 1200

Costa Mesa, CA 92626

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Resignations and Appointments of Directors

Resignation of Mr. Eric Ping Hang Wong and Mr. Matthew Smith

On January 28, 2025, Mr. Eric Ping Hang Wong notified the board of directors of Real Messenger Corporation (the “Company”) of his resignation from his position as a director of the Company. Mr. Wong’s resignation was due to personal reasons and not because of any disagreement with the Company, its management, the Board or any committee of the Board.

On January 5, 2025, Mr. Matthew Smith notified the board of directors of the Company of his resignation from his position as an independent director of the Company and as a member of each of the audit committee, the compensation committee and nominating and corporate governance committee of the Company. Mr. Smith’s resignation was due to personal reasons and not because of any disagreement with the Company, its management, the Board or any committee of the Board.

Appointment of Mr. Wing-Ho Ngan and Mr. Felix Ko

On February 21, 2025, the Board approved the appointments of (a) Mr. Wing-Ho Ngan as a director of the Company, and (b) Mr. Felix Ko as an independent director of the Company and as a member of each of the audit committee, the compensation committee and nominating and corporate governance committee of the Company.

Mr. Wing-Ho Ngan, aged 50, has over 20 years of experience in senior management, spanning corporate leadership, investment banking, and entrepreneurship. Mr. Ngan is currently the Chairman of QFPay Japan Inc, a leading digital payments company in Japan and serves as an Independent Non-Executive Director of Plus Digital Technologies Inc., a company listed on HKEx. Mr. Ngan was also the Chairman and Co-Founder of Nova Vision Acquisition Corp, which was listed on Nasdaq in August 2021. In November 2024, Nova Vision Acquisition Corp successfully completed a business combination with Real Messenger Corporation, a pioneering real estate technology platform based in the United States. Mr. Ngan began his investment banking career in 1999, holding key positions at global investment banks, including ABN AMRO, HSBC, Huatai International Financial Holdings, Lehman Brothers, and UBS. His last role in the industry was as Managing Director, Head of Asia Equity Capital Markets at Huatai International Financial Holdings. In 2015, after a distinguished career in investment banking, Mr. Ngan transitioned into the corporate sector, where he held senior leadership roles, including global vice president of Sanpower Group in Nanjing China, board member of Hamleys Global Holdings Limited in the United Kingdom and chief financial officer and executive director of HKEx-listed C.Banners International Holdings Limited. During this time, Mr. Ngan focused on international expansion, business strategy and partnerships, corporate finance, and mergers and acquisitions. In 2017, Mr. Ngan embarked on entrepreneurship, co-founding two fintech startups—QFPay International Limited and Alchemy Pay Limited—where he served as CEO and Co-Founder. Mr. Ngan holds a Master’s Degree in Accounting & Finance from the University of Southampton in the United Kingdom in 1998.

Mr. Felix Ko, aged 46, is a highly accomplished consultant based in London with over two decades of experience in financial services, chartered accounting, and talent acquisition. Since 2023, he has been a director of Future Crest Ltd. From 2020 to 2023, he was the Head of Financial Services Practice in Parkhouse Bell, specializing in business development and talent research. Prior to that, he worked as a client partner at Armstrong Craven from 2017 to 2019, also specializing in business development and talent research. As a Fellow of the Institute of Chartered Accountants in England and Wales (ICAEW) and a member of the Chartered Alternative Investment Analyst (CAIA) Association, Mr. Ko will bring exceptional financial expertise and strategic insight to the board. Mr. Ko began his career in London, completing his Chartered Accountant qualification while working in auditing. He later joined JP Morgan as an Associate in 2006, where he gained extensive experience in investment banking operations, risk management, and financial strategy. Mr. Ko graduated with a Bachelor of Arts in Economics from the University of Manchester in the United Kingdom in 2000. Over the past 14 years, Mr. Ko has specialized in talent acquisition and insights within the financial services sector, helping global clients design cost-effective talent strategies. The Company believes Mr. Ko’s expertise in finance and human capital makes him a valuable asset to the Company’s board, contributing to governance, strategic planning, and global growth.

Consulting Agreement with Nova Vision Capital Limited

On January 14, 2025, the Company entered into a consulting agreement with Nova Vision Capital Limited (“NVCL”), pursuant to which NVCL will provide strategic advisory services to the Company, including but not limited to providing strategic advice to the Company’s Chief Executive Officer regarding market opportunities, business strategy, and growth initiatives, and assiting the Company with high-level reviews of potential targets or opportunities. NVCL will receive a retainer fee of $21,667 per month. The Company may terminate the consulting agreement with three months’ written notice. Mr. Eric Ping Hang Wong is the managing director of NVCL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 26, 2025

By:	/s/ Thomas Ma
Name:	Thomas Ma
Title:	Chief Executive Officer